Kontakt

www.linkedin.com/in/aline-pate-9176a242 (LinkedIn)

Top-Kenntnisse

Asset Managment
Real Estate
Real Estate Development

Languages

Chinesisch
Arabisch
Englisch
Französisch
Spanisch
Italienisch
Niederländisch

Certifications

Firmenprogramm Immobilienwirtschaft

Aline Pate

Senior Manager, Land Development & Strategic Investments at Masdar City
Abu Dhabi

Zusammenfassung

In my professional career I have successfully acquired and sold commercial real estate in several European countries requiring knowledge about local tax and legal rules in each of those countries. I have also gained experience in asset management by working with retail schemes.

I do love to work in a diversified team, as I believe that different talents can explore the whole spectrum of an issue and this exponentially improves the efficiency and success rate of the team.

Described by colleagues and friends as dynamic, focused and "German", I believe I have a good way of clearly structuring targets, but am able to be flexible in my approach when it comes to things that wouldn't be practical otherwise. I am also described as self-driven and innovative.

Berufserfahrung

Masdar (Abu Dhabi Future Energy Company)

7 Jahre 6 Monate

Senior Manager, Land Development & strategic Investments
Januar 2021 - Present (1 Jahr 5 Monate)
Abu Dhabi

• Identifying property development initiatives (Residential, Office, Retail) with the potential to create value
• Running feasibility studies for land (in Excel and Estate Master DM, DF and CC) in order to determine the best use in terms of property development, that generate the highest profit and maximize the potential of the asset and their financial viability
• Determining the optimal property type including mix of uses, densities, phasing and designs to create vibrant and successful schemes
• Writing development briefs and architectural guidances

• Preparing stakeholder presentations for development approval and funding, including financial risk assessments
• Identifying suitable development and business partners to arrange and manage diverse deal structures to deliver schemes
• Implementing and establishing city wide financial reporting on land and property performance, including the implementation of automatisation of periodical financial inputs
• Conducting retail assessment and future demand studies to define retail strategy for Masdar property development projects
• Assisting in amendments of Masterplan, focusing on plot specs, uses and strategic focus

Development Manager at Masdar Sustainable Real Estate
Dezember 2014 - Januar 2021 (6 Jahre 2 Monate)
United Arab Emirates

byAlinePate
CoFounder & Product Director
Februar 2020 - Present (2 Jahre 4 Monate)
United Arab Emirates

JLL
Development Manager Middle East & North Africa
April 2014 - November 2014 (8 Monate)
Abu Dhabi

• Assisting in a capital market portfolio transaction for a major charitable organization in Abu Dhabi, preparing Investment Memorandum and running financial appraisals
• Preparation of research information to run market analysis

Commerzbank - Commerz Real AG
6 Jahre 7 Monate

Senior Asset Manager Uk and Ireland
Juni 2011 - Dezember 2013 (2 Jahre 7 Monate)

Key Responsibilities:

• Pro-active identification of new business opportunities and potential risks, delivering solutions for minimizing risk.
• Conducting regional forecasts, territory planning, demand generation, deal strategy development and trend analysis.
• Negotiate third party contracts

• Manage cash flow, distribution analysis and investment projections
• Provide pre-acquisition input and assistance in due diligence process, including review of financial and operational assumptions, and supporting the effort of originating
• Model full life cycle financial analysis for each asset from acquisition through disposition.
• Manage coordination of post-acquisition activities and integration of asset into the firm's ownership portfolio
• Develop and maintain project feasibility studies in conjunction with all relevant disciplines including risk assessments for ad hoc projects.
• Developed sensitivity analysis on new corporate projects as well as on ongoing basis to ensure enhanced project financials are identified and reported.
• Managed and monitored the performance of appointed consultants ensuring all risks are identified and appropriately managed.
• Provided forecasting (cash flow) on a monthly basis an identified financial risks within the monthly project dashboards.
• Overseeing the overall performance of the funds' assets under management – including retail, office and logistics assets in London, Birmingham, Liverpool, Edinburgh and Belfast.
• Maximize total return for each assigned project through the analysis of efficiency and identifying opportunities for improved performance.
• Work closely with third party managers and agents to provide direction for and oversight of business plans, budgets, forecasts, leases, analysis and approvals
• Manage lease renewals
• Manage monthly Committee agenda
• Managing the leasing process
• Monitoring contract compliance and performance of property managers, leasing brokers

Transaction and Investment Manager
Juni 2007 - Juni 2011 (4 Jahre 1 Monat)

Key Responsibilities:

• Identifying and evaluating acquisitions, joint ventures and business opportunities in Portugal, Spain, Italy, Germany, Poland, Finland.
• Actively pursuing investment strategies, coordinating acquisitions by advising on deal structures and executing direct and indirect investment including

preparing pre-investment analysis such as detailed financial modeling and business valuations.
• Responsibility for the purchase and sales of company structures such as Special Purpose Vehicles (SPV's) and direct commercial real estate, by generating investment leads for different types of funds (private and institutional) to review, providing advice on corporate acquisitions and execution.
• Feasibility study for new acquisitions and cash flow modeling for presentation at board level including the analyzing of data, developing of key insights to providing actionable results
• Heading the investment process by leading the project team, coordinating valuation, asset management, legal aspects, finance and portfolio management.
• Lead external advisors including bankers, lawyers and accountants to deliver to tight project deadlines to achieve objectives.
• Coordinating the flow of due diligence requests and managing the completion of due diligence including data room.
• Overseeing and executing all phases of an acquisition
• Negotiating Sales and Purchase Agreements (SPAs), Signing finalized agreements
• Securing final Board approval for acquisitions and finalizing transactions.
• Creating structures and communication strategy to implement new acquisition into the business
• Implementation of companies investment strategy and delivering business opportunity to deliver targets
• Ensure assigned projects are completed on time and within budget, including the development of project schedules and associated resource plans
• Coordinate and conduct the technical and financial feasibility analysis of acquisition targets
• Reporting to Board on investments

Commerz Real AG
Senior Asset Manager Southern Europe
Juni 2011 - November 2011 (6 Monate)

As above, but for Portugal and Spain.

Principality Building Society
Customer Service Banking Advisor
Februar 2003 - Juni 2005 (2 Jahre 5 Monate)

Key Responsibilities:

- Customer Service efficiency and change Nominee. Solved problems in process with telephone and branch banking to enhance productivity.
- Co-coordinator of the Bank Social Club - coordinated company organized weekends for staff and family throughout the year

AXA Investment Managers
Intern
Februar 2001 - Mai 2001 (4 Monate)

I have had the pleasure to work with AXA Investment Managers as an Intern, helping to prepare client meetings and road shows to present the Funds Investment Products.

Ausbildung

University of London
Msc, Finance and Financial Law · (2011 - 2013)

University of Wales Institute Cardiff
Bachelor's degree, International Business Management · (2003 - 2006)

Universite de Pasquale Paoli, Corsica, France
Business Management · (2004 - 2005)